UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 13, 2020

Commission File Number: 001-39251

Betterware de México, S.A.P.I. de C.V.
(Translation of registrant’s name into English)

Luis Enrique Williams 549

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Consummation of Business Combination

On March 13, 2020, the business combination of Betterware de México, S.A.P.I. de C.V., a Mexican sociedad anónima promotora de inversion (f/k/a Betterware de México, S.A. de C.V., a Mexican sociedad anónima de capital variable) (the “Company”) and DD3 Acquisition Corp., S.A. de C.V., a Mexican sociedad anónima de capital variable (f/k/a DD3 Acquisition Corp., a British Virgin Islands company) (“DD3”), was completed pursuant to the terms of the Combination and Stock Purchase Agreement, dated as of August 2, 2019, as amended (the “Business Combination Agreement”), by and among the Company, DD3, Campalier, S.A. de C.V., a Mexican sociedad anónima de capital variable (“Campalier”), Promotora Forteza, S.A. de C.V., a Mexican sociedad anónima de capital variable (“Forteza”), Strevo, S.A. de C.V., a Mexican sociedad anónima de capital variable (“Strevo”, and together with Campalier and Forteza, the “Sellers”), BLSM Latino América Servicios, S.A. de C.V., a Mexican sociedad anónima de capital variable (“BLSM”), and, solely for the purposes set forth in Article XI of the Business Combination Agreement, DD3 Mex Acquisition Corp, S.A. de C.V., a Mexican sociedad anónima de capital variable, which, among other things, provided for the merger of DD3 with and into the Company (the “Merger” and, together with the other transactions described therein, the “Business Combination”) with the Company surviving the Merger. In connection with the consummation of the Business Combination, BLSM became a wholly-owned subsidiary of the Company, former public security holders of DD3 became security holders of the Company and the separate corporate existence of DD3 ceased.

Pursuant to the terms of the Business Combination Agreement, at the effective time (the “Effective Time”) of the Merger pursuant to the Merger Agreement (as defined below): (i) all of the Company’s share capital issued and outstanding immediately prior to the Effective Time of the Merger was canceled, (ii) the Sellers received 30,199,945 ordinary shares, no par value per share, of the Company (“Ordinary Shares”), provided that a portion of such shares are held in trust to secure debt obligations of the Company, and (iii) all of DD3’s ordinary shares issued and outstanding immediately prior to the Effective Time of the Merger (other than any redeemed shares) were canceled and exchanged for Ordinary Shares on a one-for-one basis. As a result of the Business Combination, (a) each of DD3’s outstanding warrants ceased to represent a right to acquire DD3 ordinary shares and instead represents the right to acquire the same number of Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the closing of the Business Combination, and (b) the outstanding unit purchase option issued in connection with DD3’s initial public offering ceased to represent a right to acquire units of DD3 and instead represents the right to acquire the same number of Ordinary Shares and warrants to purchase Ordinary Shares underlying such units, at the same exercise price and on the same terms as in effect immediately prior to the closing of the Business Combination.

The foregoing description of the Merger and the Business Combination Agreement is qualified in its entirety by reference to the Business Combination Agreement, which is filed as Exhibits 99.1 to 99.3 to this Form 6-K and is incorporated by reference herein.

Agreements Related to the Business Combination

In connection with the consummation of the Business Combination, the following agreements were entered into among the various parties to the Business Combination:

Merger Agreement

In connection with the Business Combination, the Company and DD3 entered into the Merger Agreement, dated as of March 10, 2020 (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, DD3 merged with and into the Company with the Company surviving the Merger, the separate corporate existence of DD3 ceased and BLSM became a wholly-owned subsidiary of the Company. At the Effective Time of the Merger, (i) all of the Company’s share capital issued and outstanding immediately prior to the Effective Time of the Merger was canceled, (ii) the Sellers received 30,199,945 Ordinary Shares, provided that a portion of such shares are held in trust to secure debt obligations of the Company, and (iii) all of DD3’s ordinary shares issued and outstanding immediately prior to the Effective Time of the Merger (other than any redeemed shares) were canceled and exchanged for Ordinary Shares on a one-for-one basis.

The foregoing is a summary of the material terms of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 99.4 to this Form 6-K and incorporated herein by reference.

Registration Rights Agreement

In connection with the Business Combination, the Company, DD3 and certain security holders of the Company (the “Holders”) entered into the Registration Rights Agreement, dated as of March 11, 2020 (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Company is obligated to file a shelf registration statement to register the resale of certain securities held by the Holders. The Registration Rights Agreement also provides the Holders with demand, “piggy-back” and Form F-3 registration rights, subject to certain minimum requirements and customary conditions.

The foregoing is a summary of the material terms of the Registration Rights Agreement and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached as Exhibit 99.5 to this Form 6-K and incorporated herein by reference.

Lock-Up Agreements

 In connection with the Business Combination, (i) the Company, DD3 and certain security holders of the Company (the “Members”) entered into the Member Lock-Up Agreement, dated as of March 11, 2020 (the “Member Lock-Up Agreement”), and (ii) the Company, DD3 and certain members of the Company’s management team (“Management”), entered into the Management Lock-Up Agreement, dated as of March 11, 2020 (the “Management Lock-Up Agreement” and, together with the Member Lock-Up Agreement, the “Lock-Up Agreements”), pursuant to which the Members and Management agreed not to transfer any Ordinary Shares held by them for a period of six or twelve months, as applicable, after the closing of the Business Combination, subject to certain limited exceptions.

The foregoing is a summary of the material terms of the Lock-Up Agreements and is qualified in its entirety by reference to the full text of the Lock-Up Agreements, copies of which are attached as Exhibits 99.6 and 99.7 to this Form 6-K and incorporated herein by reference.

Warrant Amendment

In connection with the Business Combination, the Company, DD3 and Continental Stock Transfer & Trust Company (“Continental”) entered into the Assignment, Assumption and Amendment Agreement, dated as of March 13, 2020 (the “Warrant Amendment”), pursuant to which DD3 assigned to the Company, and the Company assumed, all of DD3’s right, title and interest in and to the Warrant Agreement, dated as of October 11, 2018, by and between DD3 and Continental, and the parties thereto agreed to certain amendments to reflect the fact that DD3’s warrants that were outstanding immediately prior to the Effective Time of the Merger are, as a result of the Merger, exercisable for Ordinary Shares.

The foregoing is a summary of the material terms of the Warrant Amendment, and is qualified in its entirety by reference to the full text of the Warrant Amendment, a copy of which is attached as Exhibit 99.8 to this Form 6-K and incorporated herein by reference.

Direct Offering

On March 13, 2020, the Company completed a direct offering of 2,040,000 Ordinary Shares at a public offering price of $10.00 per share (the “Direct Offering”). The Company completed the Direct Offering pursuant to the Company’s registration statement on Form F-1 (File No. 333-234692), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 22, 2020. The Company used the net proceeds of the Direct Offering to pay a portion of the purchase price payable in the Business Combination.

A&R Charter

In connection with the consummation of the Business Combination, the Company formalized its amended and restated bylaws (the “A&R Charter”) before a Mexican public notary, pursuant to which, among other things, the Company became a sociedad anónima promotora de inversion under Mexican law. The A&R Charter was subsequently filed with the applicable Public Registry of Commerce of Guadalajara, Jalisco. The foregoing description of the A&R Charter is qualified in its entirety by reference to the full text of the A&R Charter, a copy of which is attached as Exhibit 99.9 to this Form 6-K and incorporated herein by reference.

Authorized and Issued Share Capital

Immediately following the consummation of the Business Combination and the Direct Offering, pursuant to the A&R Charter, the Company’s authorized share capital consisted of an unlimited number of Ordinary Shares, and the Company’s issued share capital consisted of 34,451,020 Ordinary Shares.

The Ordinary Shares commenced trading on the Nasdaq Capital Market under the ticker symbol “BWMX” on March 13, 2020.

Directors and Executive Officers

With effect from the consummation of the Business Combination, the Company’s board of directors is composed of Luis Germán Campos Orozco (Chairman), Andres Campos Chevallier, Santiago Campos Chevallier, José de Jesus Valdéz Simancas, Federico Clariond Domene, Mauricio Morales Sada, Joaquin Gandara Ruiz Esparza, Martín Máximo Werner Wainfeld, Guillermo Ortiz Martínez and Reynaldo Vizcarra Méndez (non-member Secretary), and the Company’s executive management team is composed of Luis Germán Campos Orozco (Chairman), Andres Campos Chevallier (Chief Executive Officer), José del Monte (Chief Financial Officer) and Fabián Rivera (Chief Operating Officer).

Principal Shareholders

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of March 13, 2020, by:

●	each person known by the Company to be the beneficial owner of more than 5% of the outstanding Ordinary Shares;

●	each of the Company’s executive officers and directors; and

●	all of the Company’s executive officers and directors as a group.

Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all Ordinary Shares attributable to such person. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. In computing the number of Ordinary Shares beneficially owned by a person and the percentage ownership of that person, Ordinary Shares issuable pursuant to options and/or warrants held by that person that are currently exercisable or that are exercisable within 60 days have been included. These Ordinary Shares, however, were not deemed outstanding for the purpose of computing the percentage ownership of any other person. The beneficial ownership information set forth in the table below is based upon information provided to the Company on or prior to the date hereof. The calculation of the percentage of beneficial ownership is based on 34,451,020 Ordinary Shares outstanding on March 13, 2020.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Ordinary Shares
Directors and Executive Officers
Luis Campos	—	—
Andres Campos	—	—
Santiago Campos	—	—
Jose de Jesus Valdez	—	—
Federico Clariond	—	—
Mauricio Morales	—	—
Joaquin Gandara	—	—
Dr. Martín M. Werner(2)	813,400	2.3%
Dr. Guillermo Ortiz(3)	364,900	1.1%
Reynaldo Vizcarra	—	—
Jose del Monte	—	—
Fabian Rivera	—	—
All directors and executive officers as a group (twelve individuals)	1,178,300	3.4%
Five Percent or More Holders
Campalier, S.A. de C.V.(4)	18,438,770	53.5%
Promotora Forteza, S.A. de C.V.(5)	11,761,175	34.1%

(1)	Unless otherwise indicated, the business address of each of the persons and entities listed above is Luis Enrique Williams 549, Colonia Belenes Norte, Zapopan, Jalisco, 45145, México.

(2)	Includes (i) 191,300 Ordinary Shares and (ii) 191,300 Ordinary Shares underlying warrants that are exercisable within 60 days from the date of this Form 6-K, in each case held by DD3 Mex Acquisition Corp, S.A. de C.V., that are beneficially owned by Dr. Martín M. Werner, who shares voting power with respect to DD3 Mex Acquisition Corp. Dr. Werner disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(3)	Includes 47,825 Ordinary Shares underlying warrants that are exercisable within 60 days from the date of this Form 6-K. Dr. Guillermo Ortiz also holds an economic interest in DD3 Mex Acquisition Corp and a pecuniary interest in certain of the securities held by DD3 Mex Acquisition Corp. Dr. Ortiz disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(4)	Includes shares held by Invex Security Trust 2397 in trust to secure debt obligations of the Company.

(5)	Includes shares held by Invex Security Trust 2397 in trust to secure debt obligations of the Company. The business address of this shareholder is Pedro Ramírez Vázquez 200-12 Piso 4, Colonia Valle Oriente, San Pedro Garza García, Nuevo León, Parque Corporativo Valle Oriente C.P. 66269.

Form 20-F Information

The proxy statement/prospectus filed by the Company with the SEC on January 22, 2020 (the “Proxy Statement/Prospectus”), as supplemented by the Supplement to the Proxy Statement/Prospectus filed by the Company with the SEC on February 4, 2020, which forms a part of the Company’s registration statement on Form F-4 (File No. 333-233982) that was declared effective by the SEC on January 22, 2020, contains important information in relation to the Company, including, but not limited to, the information referred to below:

●	Information on the Company and its subsidiaries, including information relating to history and development, business, organizational structure and property, plants and equipment is described in the Proxy Statement/Prospectus in the section titled “Information About Betterware.”

●	The risk factors related to the Company’s business operations are described in the Proxy Statement/Prospectus in the section titled “Risk Factors.”

●	The historical financial information for the Company and a review thereof is provided in the Proxy Statement/Prospectus in the sections titled “Selected Historical Combined Financial Data of Betterware and BLSM” and “Betterware Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following historical financial statements of the Company are included in the Proxy Statement/Prospectus: (i) the Condensed Combined Financial Statements as of June 30, 2019 and 2018 and for the Year Ended December 31, 2018 and (ii) the Combined Financial Statements as of December 31, 2018 and 2017, and January 1, 2017, and for the Years Ended December 31, 2018 and 2017.

●	The Company’s directors and executive officers are described in the section titled “Management After the Business Combination” in the Proxy Statement/Prospectus.

●	Disclosure in relation to the executive compensation of the Company is set forth in the section titled “Information About Betterware—Executive Compensation” in the Proxy Statement/Prospectus.

●	Disclosure in relation to legal proceedings involving the Company is set forth in the section titled “Information About Betterware—Legal Proceedings” in the Proxy Statement/ Prospectus.

●	Disclosure in relation to the share capital of the Company, the A&R Charter and indemnification of directors and executive officers and limitation of liability is set forth in the sections titled “Description of Combined Company Securities” and “Comparison of Your Rights as a Holder of DD3’s Ordinary Shares and Your Rights as a Potential Holder of the Combined Company Shares” of the Proxy Statement/Prospectus.

On March 13, 2020, the Company issued a press release announcing the completion of the Business Combination. A copy of the press release is attached as Exhibit 99.10 to this Form 6-K and incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Combination and Stock Purchase Agreement, dated as of August 2, 2019, by and among the Registrant, DD3 Acquisition Corp., Campalier, S.A. de C.V., Promotora Forteza, S.A. de C.V., Strevo, S.A. de C.V., BLSM Latino América Servicios, S.A. de C.V., and, solely for the purposes of Article XI, DD3 Mex Acquisition Corp, S.A. de C.V. (incorporated by reference to Annex A to the proxy statement/prospectus forming a part of the Registrant’s Registration Statement on Form F-4/A (File No. 333-233982) filed with the Securities and Exchange Commission on January 10, 2020).
99.2	Amendment Agreement to the Combination and Stock Purchase Agreement, dated as of September 23, 2019, by and among the Registrant, DD3 Acquisition Corp., Campalier, S.A. de C.V., Promotora Forteza, S.A. de C.V., Strevo, S.A. de C.V., BLSM Latino América Servicios, S.A. de C.V., and DD3 Mex Acquisition Corp, S.A. de C.V. (incorporated by reference to Exhibit 2.2 to the Registrant’s Registration Statement on Form F-4 (File No. 333-233982) filed with the Securities and Exchange Commission on September 27, 2019).
99.3	Second Amendment to the Combination and Stock Purchase Agreement, dated as of February 3, 2020, by and among the Registrant, DD3 Acquisition Corp., Campalier, S.A. de C.V., Promotora Forteza, S.A. de C.V., Strevo, S.A. de C.V., BLSM Latino América Servicios, S.A. de C.V., and DD3 Mex Acquisition Corp, S.A. de C.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-38700) of DD3 Acquisition Corp. filed with the Securities and Exchange Commission on February 4, 2020).
99.4	Merger Agreement, dated as of March 10, 2020, by and between the Registrant and DD3 Acquisition Corp., S.A. de C.V.
99.5	Registration Rights Agreement, dated as of March 11, 2020, by and among the Registrant, DD3 Acquisition Corp., S.A. de C.V., and certain security holders.
99.6	Member Lock-Up Agreement, dated as of March 11, 2020, by and among the Registrant, DD3 Acquisition Corp., S.A. de C.V., and certain security holders.
99.7	Management Lock-Up Agreement, dated as of March 11, 2020, by and among the Registrant, DD3 Acquisition Corp., S.A. de C.V., and the directors and officers party thereto.
99.8	Assignment, Assumption and Amendment Agreement, dated as of March 13, 2020, by and among the Registrant, DD3 Acquisition Corp., S.A. de C.V., and Continental Stock Transfer & Trust Company.
99.9	Amended and Restated Bylaws of the Registrant.
99.10	Press Release, dated March 13, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

By:	/s/ Andrés Campos Chevallier
Name:	Andrés Campos Chevallier
Title:	Chief Executive Officer

Date: March 13, 2020